UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                         Patriot National Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $2.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   70336F104
                                 --------------
                                 (CUSIP Number)

                                  December 31, 2005
                -----------------------------------------------------
                Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F104                      13G
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Barry Lewis

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                      (a) |_|

                                                      (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                  United States
--------------------------------------------------------------------------------

                       5   SOLE VOTING POWER
                           251,692 shares
      Number of        ---------------------------------------------------------
        Shares
     Beneficially      6   SHARED VOTING POWER
       Owned By            0 shares
         Each          ---------------------------------------------------------
      Reporting
        Person         7   SOLE DISPOSITIVE POWER
         With              251,692 shares
                       ---------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                           0 shares
--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 251,692 shares

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                             |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      7.8%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       IN

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                                  Page 2 of 6

CUSIP No. 70336F104                      13G
--------------------------------------------------------------------------------

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Barry Lewis Revocable Living Trust

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                           (a) |_|

                                                           (b) |_|

--------------------------------------------------------------------------------

3     SEC USE ONLY


--------------------------------------------------------------------------------

4     CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       New York
--------------------------------------------------------------------------------

                       5   SOLE VOTING POWER
                           80,211 shares

      Number of        ---------------------------------------------------------
        Shares
     Beneficially      6   SHARED VOTING POWER
       Owned By            0 shares
         Each
      Reporting        ---------------------------------------------------------
        Person
         With          7   SOLE DISPOSITIVE POWER
                           80,211 shares

                       ---------------------------------------------------------

                       8   SHARED DISPOSITIVE POWER
                           0 shares

--------------------------------------------------------------------------------

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  80,211 shares

--------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

                                                                             |_|
--------------------------------------------------------------------------------

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                      2.5%

--------------------------------------------------------------------------------

12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                       OO

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                                  Page 3 of 6

ITEM 1.

            (a)   Name of Issuer:
                  Patriot National Bancorp, Inc.
            (b)   Address of Issuer's Principal Executive Offices:
                  900 Bedford Street
                  Stamford, Connecticut 06901

ITEM 2.

1.          (a)   Name of Person Filing:          Barry Lewis

            (b)   Address of Principal Business Office, or, if none, Residence:
                                                  177 S. Mountain Road
                                                  New City, New York 10956

            (c)   Citizenship:                    United States

            (d)   Title of Class of Securities:   Common Stock, $2.00 par value
                                                  per share

            (e)   CUSIP Number:                   70336F104

2.          (a)   Name of Person Filing:          Barry Lewis Revocable Living
                                                  Trust
            (b)   Address of Principal Business Office, or, if none, Residence:
                                                  177 S. Mountain Road
                                                  New City, New York 10956

            (c)   Place of Organization:          New York

            (d)   Title of Class of Securities:   Common Stock, $2.00 par value
                                                  per share

            (e) CUSIP Number:                     70336F104

ITEM 3.     If  this   statement  is  filed  pursuant  to   ss.240.13d-1(b)   or
            240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or dealer  registered under section 15 of the Act
                        (15 U.S.C.78o).

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c).

            (c)   |_|   Insurance company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c).

            (d)   |_|   Investment company as registered under Section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)   |_|   An investment adviser in accordance with
                        ss.240.13d-1(b)(1)(ii)(E).

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with ss.240.13d-1(b)(1)(ii)(F).

            (g)   |_|   A parent holding company or control person in accordance
                        with ss.240.13d-1(b)(1)(ii)(G).

            (h)   |_|   A savings associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

1.            Barry Lewis:

              (a)    Amount Beneficially Owned: 251,692(1,2,3) shares.

              (b)    Percent of Class: 7.8%

              (c)    Number of shares as to which such person has:

                     (i)    sole power to vote or to direct the vote:
                            251,692(1,2,3) shares.

                     (ii) shared power to vote or to direct the vote: 0 shares.

                     (iii) sole power to dispose or to direct the disposition of: 251,692(1,2,3) shares.

                     (iv) shared power to dispose or to direct the disposition of: 0 shares.

2.            Barry Lewis Revocable Living Trust:

              (a)    Amount Beneficially Owned: 80,211(2) shares.

              (b)    Percent of Class: 2.5%

              (c)    Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote: 80,211 (2) shares.

                     (ii)   shared  power  to  vote or to  direct  the  vote:  0
                            shares.

                     (iii) sole power to dispose or to direct the disposition of: 80,211 (2) shares.

                     (iv) shared power to dispose or to direct the disposition of: 0 shares.

              Exhibit A, a Joint Filing  Agreement,  was previously filed with a
              Schedule 13G, dated October 13, 2004.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

INSTRUCTION:  Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable.

ITEM 8.       IDENTIFICATION  AND  CLASSIFICATION  OF MEMBERS OF THE GROUP.
              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

ITEM 10.      CERTIFICATION.

              By signing below each party certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
(1) Includes 171,481 shares of Common Stock held in Barry Lewis IRA Rollover Accounts.

(2) Includes 80,211 shares of Common Stock held in the Barry Lewis Revocable Living Trust.

(3) The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2006

                                       /s/ Barry Lewis
                                       -----------------------------------------
                                       Barry Lewis

                                       Barry Lewis Revocable Living Trust

                                       By: /s/ Barry Lewis
                                          --------------------------------------
                                          Barry Lewis, Trustee

ATTENTION:    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
              CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)